DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRES
LONDON

15, AVENU
7500

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
(212)-450-6833

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

05007562

File ~~No. 82-5134~~ 82-34645

April 25, 2005

Re: **Telefónica Móviles Perú Holding S.A.A.—Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission,
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

On behalf of Telefónica Móviles Perú Holding S.A.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby resubmit to the Securities and Exchange Commission (the "Commission") the following item which was submitted on April 25, 2005, but omitted from the cover letter and summary:

1. First quarter financial statements for Telefónica Móviles Perú Holding S.A.A. and subsidiary

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6833.

Very truly yours,

Lauren Macioce

Lauren Macioce
Legal Assistant

Enclosures

English Summary for Telefónica Móviles Perú Holding S.A.A.

– First quarter financial statements for Telefónica Móviles Perú Holding S.A.A. and subsidiary

File No. 82-5134

Resultados Trimestrales

Telefónica Móviles Perú Holding S.A.A. y subsidiaria

Enero – Marzo 2005

Hechos de Importancia

A continuación se presenta un resumen de los hechos de importancia presentados desde Enero de 2005:

1) El 12 de enero, el Gerente General informó al Directorio sobre la presentación por parte de Telefónica Móviles S.A.C. (su subsidiaria, en adelante) de una solicitud de transferencia de las concesiones otorgadas por el Estado Peruano a Telefónica Móviles S.A.C. a favor de Comunicaciones Móviles del Perú S.A. (CMP, en adelante).

2) El 9 de febrero, el Directorio aprobó los estados financieros, individuales y consolidados, correspondientes al cuarto trimestre del 2004 y dispuso su presentación ante la CONASEV, la Bolsa de Valores de Lima y demás instituciones del mercado de valores que correspondan.

3) El 28 de febrero, la Junta General de Accionistas de su subsidiaria aprobó la fusión por absorción con CMP según lo establecido en el Proyecto de Fusión aprobado por su Directorio, realizado el 16 de febrero. Sin embargo, la fusión estaría condicionada a que el Ministerio de Transportes y Comunicaciones (en adelante, MTC) autorice la transferencia de las concesiones arriba mencionadas.

4) El 29 de marzo, la JGA de la sociedad llegó a los siguientes acuerdos, entre otros:

    a. Aprobar la gestión social y los resultados económicos del ejercicio 2004, los mismos que se expresan en la Memoria Anual y Estados Financieros individuales y consolidados.
    b. Aprobar que el íntegro de las utilidades netas correspondientes al ejercicio 2004, luego de detraída la reserva legal y efectuada la deducción de los impuestos de ley correspondientes, sea mantenido en la cuenta de Resultados Acumulados para su posterior aplicación, pudiendo destinarse al pago de dividendos, conforme a la política aprobada por la JGA del 5 de noviembre de 2001.
    c. De conformidad con dicha política de dividendos facultar al Directorio para que, de considerarlo pertinente y después de evaluar la situación financiera de la empresa, fije un dividendo provisional a cuenta del dividendo definitivo que apruebe la JGA para el ejercicio 2005.
    d. Delegar en el Directorio la designación de los auditores externos para el ejercicio 2005.

5) El 1 de abril, el Directorio de la subsidiaria aprobó la postergación de la fecha de entrada en vigencia de su fusión con CMP hasta el 1 de mayo de 2005, fecha que también estaría condicionada a que el MTC autorice la transferencia de las concesiones.

6) El 8 de abril, el MTC aprobó la transferencia de las concesiones, pero sujeta al cumplimiento de determinadas condiciones.

TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A. y subsidiaria
Discusión y análisis de los resultados del primer trimestre finalizado el 31 de marzo de 2005

Se recomienda la lectura de este informe con los correspondientes Estados Financieros y sus Notas presentados simultáneamente, los mismos que forman parte integrante de este documento y contienen información complementaria.

Entorno Económico

En el primer trimestre, el Producto Bruto interno (PBI) habría crecido alrededor de 5,0% según el consenso de analistas. Así, el ritmo de crecimiento se habría desacelerado respecto del último trimestre del 2004 cuando la economía se expandió 6,8% (el mayor registro en 19 trimestres). Al igual que en los últimos meses, entre enero y marzo del presente año, los sectores más dinámicos fueron los no primarios, como la industria. Para los próximos meses se puede ser relativamente optimista, pues la confianza del consumidor y empresarial continúan en ascenso. En esa línea, se podría revisar al alza la proyección de crecimiento del PBI para el presente año, la cual se ubica, de acuerdo con el consenso de analistas locales e internacionales, en 4,3%.



PBI
(Var. % respecto del mismo trimestre del año anterior)
7,0
6,0
5,0
4,0
3,0
2,0
I-03
II
III
IV
I-04
II
III
IV
I-05 (e)

Por el lado de los precios, se acumuló una inflación de 0,51% en el primer trimestre. La inflación de doce meses ha descendido desde 4,61% en julio hasta 1,88%, de modo que se ha ubicado más rápido de lo esperado cerca del límite inferior del rango objetivo del Banco Central de Reserva: 1,5% - 3,5%. Se estima que este indicador permanecería cómodamente dentro del rango objetivo del instituto emisor en los próximos meses. Por su parte, el Índice de Precios al Mayor (IPM) acumuló un incremento de 0,34% en el primer trimestre del año y 2,34% en los últimos doce meses (descenso importante respecto de julio pasado cuando se ubicaba en 6,94%).

De otro lado, el tipo de cambio finalizó marzo en niveles de S/.3,263 por dólar, lo que representó una depreciación de 0,1% respecto de fines de febrero. Ésta fue la primera depreciación mensual desde junio pasado. Sin embargo, en el primer trimestre, la moneda nacional registró una apreciación de 0,6% y 5,8% en los últimos 12 meses. La fortaleza de las cuentas externas (superávit comercial y cuenta corriente casi equilibrada) junto con un paulatino proceso de desdolarización y la tendencia global del dólar a depreciarse, son los principales factores que explicaron la tendencia apreciatoria en el último año. En este trimestre, el Banco Central de Reserva mitigó las presiones apreciatorias de la moneda nacional a través de sus intervenciones en el mercado cambiario y acumuló compras por US$1 149 millones, 68% por encima del monto comprado en similar período del año anterior. Impulsadas por estas compras, las Reservas Internacionales Netas (RIN) se elevaron a un nuevo récord histórico de US$13 555 millones a fines de marzo, equivalentes a 16 meses de importaciones.

De otro lado, el riesgo país llegó a descender a principios de marzo a niveles históricamente bajos (por debajo de los 200 puntos básicos). Sin embargo, los temores acerca de que la FED pudiese incrementar su tasa de interés de manera más acelerada, dieron lugar a una subida del riesgo en América Latina, lo que arrastró al Perú. En marzo, el riesgo país promedió un nivel de 228 puntos básicos, ligeramente por debajo del promedio diciembre-febrero: 238 puntos básicos).

Por el lado fiscal, en el primer trimestre, la recaudación de SUNAT registró un crecimiento de 11% en términos reales respecto del mismo período del 2004, a pesar de que en diciembre, se eliminó el Impuesto Extraordinario de Solidaridad (costo anual de 0,2% del PBI). Por su parte, los gastos no financieros del Gobierno Central habrían crecido a una tasa similar en dicho periodo. Para el 2005, el consenso de analistas espera una política fiscal expansiva. Así, con los ingresos de la Regularización del Impuesto a la Renta se financiarían las mayores demandas de gasto (incremento de salarios, nuevo programa social Pro Perú, entre otras).

Resultados del Ejercicio

El mercado de telefonía móvil al cierre del 1T05 creció en 37% respecto al cierre del 1T04 con un tamaño estimado de 4,3 millones de clientes. Así, la penetración del mercado celular se situó en 15,4%, 4 p.p mayor a la del cierre del 1T04.

Telefónica Móviles, el mayor operador local de telefonía celular, registró un crecimiento de 567 mil clientes con respecto al 1T04, es decir un aumento de 34,7%, lo cual representa al cierre del 1T05 2,2 millones clientes (51,2% de cuota estimada de mercado). El mayor crecimiento se registró en la planta prepago, que se incrementó en 35,2% con respecto al 1T04, mientras que la planta de clientes post pago registró un crecimiento de 32,2%. De esta manera, la composición por tipo de cliente al cierre del 1T05 fue de 82% con prepago y 18% con post pago.

En el 1T05 los ingresos por operaciones alcanzaron S/. 256,2 millones, 2,1% mayores que los ingresos del mismo período del año anterior. La principal variación se registró en los ingresos por operaciones del negocio prepago, debido a la continua expansión del parque de este segmento y a las campañas comerciales realizadas para incentivar la activación de tarjetas. De igual forma, se registró un crecimiento de los ingresos de datos (27%) y del negocio post pago (11%), debido al crecimiento de la planta total. Estos aumentos fueron parcialmente contrarrestados por la disminución de los ingresos por interconexión en 10%, explicada por la reducción de las tarifas fijo-móvil.

Los gastos operativos registraron una disminución de 2,7%: S/. 244,0 millones en el 1T04 frente a S/. 237,5 millones en el 1T05. Esto se explica por la reducción de la comisión de gerenciamiento (S/. 11,5 millones), que fue contrarrestada por el incremento de los gastos de depreciación (S/. 3,1 millones) y de interconexión (S/. 2,3 millones).

Durante el 1T05, el EBITDA (utilidad antes de intereses, impuestos, depreciación y amortización) alcanzó S/. 84 millones, 21,5% mayor al del mismo trimestre del año anterior. De este modo, el margen EBITDA se situó en 32,8% frente al 27,5% del 1T04, producto de la disminución de los gastos. Por su parte, el resultado operativo registrado en el 1T05 fue de S/. 18,7 millones, 170,4% mayor que el del 1T04 (S/. 6,9 millones); asimismo, el margen operativo en este trimestre aumentó a 7,3% de 2,8% en el 1T04.

Por su parte, el resultado no operativo registró una pérdida de S/. 0,3 millones al 1T05 frente a los S/. 7,3 millones de utilidad del 1T04. La variación se explica, principalmente, por el efecto positivo del REI (Resultado por exposición a la inflación), que aportó S/. 8.1 millones de ganancia al resultado no operativo del 1T04. En el 1T05, se registró una utilidad neta de S/. 10,5 millones, en contraste con la pérdida de S/. 4 millones del 1T04, que se sustenta principalmente en el mayor resultado operativo.

Balance General

La liquidez operativa (medida por el ratio de activo corriente sobre pasivo corriente) se incrementó de 0,72 veces en el 4T04 a 0,84 veces al 1T05. Si bien se presentó una disminución en S/. 2 millones en el activo corriente, fue mayor la reducción del pasivo corriente (S/. 56,1 millones) en los rubros de cuentas por pagar a empresas relacionadas (S/. 49,8 millones) y otras cuentas por pagar (S/. 13,6 millones).

Por otro lado, el activo fijo neto disminuyó en 4,1 % en el 1T05 respecto al 4T04, pues si bien se registró S/. 15,7 millones de adiciones al activo fijo, se reconoció S/. 62,6 millones de depreciación.

Considerando que el patrimonio neto es de S/. 949,5 millones al cierre del 1T05, el ratio de endeudamiento patrimonial (deuda / (deuda + patrimonio)) se ubicó en 3,2 %, es decir, ligeramente menor al registrado en el 4T04 (3,3 %) y significativamente inferior al observado en el 1T04 (10,5%)

TABLA 1
TELEFÓNICA MOVILES PERU HOLDING S.A.A. Y SUBSIDIARIA
ESTADO DE RESULTADOS A SOLES (000) (1)
(Preparado de acuerdo a los Principios Contables Generalmente Aceptados en el Perú)

	1T04		1T05		Var. Abs. 1T05-1T04	Var. % 1T05-1T04
		%		%		%
Ingresos Operativos	250,885	**100.0**	256,150	**100.0**	5,265	**2.1**
Gastos Operativos	243,978	**97.2**	237,471	**92.7**	-6,507	**-2.7**
Gastos de Interconexión	22,936	**9.1**	25,259	**9.9**	2,323	**10.1**
Gastos de Personal	13,947	**5.6**	14,219	**5.6**	272	**2.0**
Gastos de Gestión	116,169	**46.3**	115,907	**45.2**	-262	**-0.2**
Comisión de Gerenciamiento	16,028	**6.4**	4,547	**1.8**	-11,481	**-71.6**
Tributos y Cánones	10,843	**4.3**	10,634	**4.2**	-209	**-1.9**
Provisiones	1,865	**0.7**	1,619	**0.6**	-246	**-13.2**
Depreciación y Amortización	62,190	**24.8**	65,286	**25.5**	3,096	**5.0**
Resultado Operativo	6,907	**2.8**	18,679	**7.3**	11,772	**170.4**
EBITDA	69,097	**27.5**	83,965	**32.8**	14,868	**21.5**
Otros Ingresos (Gastos)						
Ingresos Financieros	5,149	**2.1**	4,114	**1.6**	-1,035	**-20.1**
Gastos Financieros	-5,948	**-2.4**	-4,437	**-1.7**	1,511	**-25.4**
Otros Ingresos - Gastos Neto	42	**0.0**	1	**0.0**	-41	**0.0**
Corección Monetaria - REI	8,066	**3.2**	0	-	-8,066	**-100.0**
Resultado No Operativo	7,309	**2.9**	-322	**-0.1**	-7,631	**-104.4**
Resultado antes de Impuestos y Paticipac.	14,216	**5.7**	18,357	**7.2**	4,141	**29.1**
Participación de los Trabajadores	-5,119	**-2.0**	-2,132	**-0.8**	2,987	**-58.4**
Impuestos	-13,134	**-5.2**	-5,757	**-2.2**	7,377	**-56.2**
Resultado Neto	-4,037	**-1.6**	10,468	**4.1**	14,505	**-359.3**

(1) De acuerdo al dispositivo del Consejo Normativo de Contabilidad N°031-2004, desde el 1ro. de enero de 2005 se deja de aplicar el ajuste de los estados financieros por el efecto de la inflación, para fines contables, eliminándose así la generación de la cuenta REI.
En ese sentido, únicamente los datos al 1T04 están ajustados por el IPM publicado por el Instituto Nacional de Estadística e Informática (INEI) a diciembre de 2004.
Cabe precisar, que, a partir del 1ro de enero de 2005, las diferencias en cambio se registran en ingresos o gastos financieros, según sea el caso. Para efectos comparativos, las diferencias en cambio correspondientes al 1T04 han sido reclasificadas en esa línea.

TABLA 2
TELEFÓNICA MOVILES PERU HOLDING S.A.A. Y SUBSIDIARIA
BALANCE GENERAL SOLES (000) (1)
(Fin de Período)

ACTIVO

	1T05	4T04	3T04	2T04	1T04
ACTIVO CORRIENTE					
Caja y bancos	89,961	98,955	33,156	44,816	8,640
Cuentas por cobrar comerciales, netas	92,874	78,469	89,025	89,148	105,342
Cuentas por cobrar a empresas relacionadas	266	1,677	16	9	35,704
Otras cuentas por cobrar	19,413	26,466	22,991	11,385	3,316
Materiales y suministros	59,566	56,046	62,495	66,766	37,185
Gastos pagados por anticipado	4,135	6,589	6,929	7,356	5,652
Total activo corriente	266,215	268,202	214,612	219,480	195,839
Inmuebles, planta y equipo	2,459,036	2,443,307	2,368,341	2,334,906	2,318,065
Depreciación acumulada	(1,374,226)	(1,311,668)	(1,251,566)	(1,192,568)	(1,137,048)
	1,084,810	1,131,639	1,116,775	1,142,338	1,181,017
Intangibles, neto	32,014	34,743	31,132	34,077	37,326
TOTAL ACTIVO	1,383,039	1,434,584	1,362,519	1,395,895	1,414,182

PASIVO Y PATRIMONIO NETO

	1T05	4T04	3T04	2T04	1T04
PASIVO CORRIENTE					
Cuentas por pagar comerciales	168,534	161,469	129,799	179,502	168,934
Cuentas por pagar a empresas relacionadas	96,886	146,733	126,784	116,804	45,621
Otras cuentas por pagar	47,775	61,397	33,591	25,767	44,348
Porción corriente de las deudas a largo plazo	3,343	3,003	2,700	2,864	83,245
Total pasivos corriente	316,538	372,602	292,874	324,937	342,148
DEUDAS A LARGO PLAZO	27,913	29,029	30,488	32,657	33,816
OTRAS CUENTAS POR PAGAR A LARGO PLAZO	74,653	74,653	3,820	3,824	41,783
Impuesto a la renta y participación de los trabajadores diferido	14,440	19,273	40,363	40,403	3,282
PATRIMONIO NETO					
Capital social	379,687	379,687	379,687	379,687	379,687
Capital adicional	402,427	402,427	464,776	464,776	464,776
Reserva legal	15,691	15,691	15,272	15,272	15,272
Resultados acumulados	151,690	141,222	135,239	134,339	133,418
TOTAL PATRIMONIO NETO	949,495	939,027	994,974	994,074	993,153
TOTAL PASIVO Y PATRIMONIO NETO	1,383,039	1,434,584	1,362,519	1,395,895	1,414,182

(1) De acuerdo al dispositivo del Consejo Normativo de Contabilidad N°031-2004, desde el 1ro. de enero de 2005 se deja de aplicar el ajuste de los estados financieros por el efecto de la inflación, para fines contables.
En ese sentido, únicamente los datos del 2004 están ajustados por el IPM publicado por el Instituto Nacional de Estadística e Informática (INEI) a diciembre de 2004.